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Filed pursuant to General Instruction II.L of Form F-10; File 333-120043

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated November 15, 2004

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated November 15, 2004 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

New Issue	November 18, 2004

AGNICO-EAGLE MINES LIMITED

6,900,000 Common Shares

This prospectus supplement relates to: (i) up to 6,900,000 common shares ("Common Shares") of Agnico-Eagle Mines Limited (the "Company") issuable from time to time on exercise of 6,900,000 share purchase warrants (the "Warrants") issued by the Company on November 14, 2002; and (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants.

On November 6, 2002, the Company filed a short form prospectus with the securities commission or similar regulatory authority in each of the provinces of Canada and a registration statement on Form F-10/A (File No. 333-100850) with the United States Securities and Exchange Commission (the "SEC") relating to the offering (the "Unit Offering") by the Company of units ("Units"), each Unit consisting of one Common Share and one-half of a Warrant. The Unit Offering was completed on November 14, 2002. The exercise price of the Warrants was determined by negotiation between the Company and the Underwriters.

Investing in the Common Shares involves risks that are described in the "Risk Factors" section beginning on page 6 of the accompanying Prospectus.

This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multijurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus supplement does not qualify in any of the provinces of Canada the distribution of the securities to which it relates.

The outstanding common shares of the Company are listed on The Toronto Stock Exchange (the "TSX") under the symbol "AGE" and the New York Stock Exchange (the "NYSE") under the symbol "AEM". The TSX and the NYSE have approved the listing of the Common Shares issuable on exercise of the Warrants.

No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying Prospectus.

Prospectus Supplement

Prospectus

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying short form base shelf prospectus dated November 15, 2004 (the "Prospectus") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information, some of which may not apply to the offering.

        Only the information contained or incorporated by reference in the accompanying Prospectus, including this prospectus supplement, should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Common Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus supplement is presented as at September 30, 2004. It should be assumed that the information appearing in this prospectus supplement, the Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited.

        Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus supplement refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on November 16, 2004 was US$1.00 = C$1.1932.

PLAN OF DISTRIBUTION

        This prospectus supplement relates to: (i) up to 6,900,000 Common Shares issuable from time to time on exercise of 6,900,000 Warrants issued by the Company on November 14, 2002; and (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants. Each whole Warrant entitles the purchaser to purchase one Common Share for a price of US$19.00 (or its equivalent in Canadian dollars) at any time on or prior to 5:00 p.m. (Toronto time) on November 14, 2007 (the "Expiry Time").

        On November 6, 2002, the Company filed a short form prospectus with the securities commission or similar regulatory authority in each of the provinces of Canada (the "Canadian Securities Authorities") and a registration statement on Form F-10/A (File No. 333-100850) with the SEC relating to the offering by the Company to the public in Canada and the United States of Units, each Unit consisting of one Common Share and one-half of a Warrant. In connection with the Unit Offering, the Company entered into an agreement dated October 31, 2002 with a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Company sold and the Underwriters purchased from the Company 13,800,000 Units at a price of C$21.79 per Unit (US$13.90 per Unit). The Unit Offering was completed on November 14, 2002. The exercise price of the Warrants was determined by negotiation between the Company and the Underwriters.

        On November 8, 2002 the Company filed a Shelf Registration Statement with the Canadian Securities Authorities and a registration statement on Form F-10/A (File No. 333-100902) with the SEC. Since no securities were issued under the Shelf Registration Statement and because the Shelf Registration Statement expired under Canadian Law, the Company filed withdrawal requests on Form RW and Form AW (File No. 333-100902) with the SEC on October 27, 2004 pursuant to Rule 477 of the Securities Act of 1933, as amended, withdrawing the Registration Statement filed on Form F-10 and Amendment No. 1 to the Registration Statement filed on Form F-10/A.

        Subsequently, and to maintain the registration of the Common Shares, on November 16, 2004, the Company filed the accompanying Prospectus with the Canadian Securities Authorities and a registration statement on Form F-10/A (File No. 333-120043) (the "Shelf Registration Statement") with the SEC on November 17, 2004 relating to the offering by the Company from time to time during the 25 months that the Prospectus, including amendments thereto, remains valid of up to US$500,000,000 of debt securities, Common Shares or warrants to purchase debt securities or Common Shares. The Shelf Registration Statement was declared effective by the SEC on November 17, 2004.

        This prospectus supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multijurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada. This prospectus supplement does not qualify in any of the provinces of Canada the distribution of the securities to which it relates.

        The Common Shares to which this prospectus supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales. No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying Prospectus.

USE OF PROCEEDS

        From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time and that no adjustment based on the anti-dilution provisions contained in the Warrant indenture has taken place, the net proceeds to the Company will be approximately US$131,100,000 (C$156,428,520 based on the Noon Buying Rate on November 16, 2004). The net proceeds from the exercise of Warrants will be used for general corporate purposes.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a purchaser of Common Shares acquired on exercise of Warrants.

        This summary is based upon the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus supplement (the "Tax Proposals"), and on the published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not address all of the tax considerations that may be relevant to any particular holder and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

        This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Common Shares. Accordingly, prospective purchasers of Units should consult their own tax advisors about the specific tax consequences to such holders of purchasing, holding or disposing of Common Shares and Warrants.

        Purchasers of Units pursuant to the Unit Offering and the Company must allocate the purchase price of each Unit on a reasonable basis between the Common Shares and the one-half of a Warrant to determine the cost of each for the purposes of the Canadian Tax Act. For its purposes, the Company allocated C$20.00 to each Common Share and C$1.79 to each one-half of a Warrant (US$16.76 and US$1.50, respectively, based on the Noon Buying Rate on November 16, 2004). Although the Company believes this allocation to be reasonable, it will not be binding on the CRA.

        All amounts relevant in computing a holder's liability under the Canadian Tax Act must be computed in Canadian dollars.

Residents of Canada

        The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares on the exercise of Warrants who:

  •
  is a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

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  holds Common Shares and Warrants as capital property; and

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  deals at arm's length and is not affiliated with the Company or a subsequent purchaser of such Common Shares and Warrants.

        For purposes of this discussion, such a person is referred to as a "Canadian Holder". Canadian Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Canadian Tax Act to have their Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

        The Canadian Tax Act contains provisions relating to securities held by certain financial institutions, commonly referred to as the mark-to-market rules. This summary does not take into account these mark-to-market rules. Canadian Holders that are financial institutions for purposes of these rules should consult their own tax advisors.

  Exercise of Warrants

        No gain or loss will be realized by a Canadian Holder on the exercise of a Warrant (except if cash is received in lieu of the issuance of fractional Common Shares).

        The cost to the Canadian Holder of each Common Share acquired on the exercise of a Warrant will be the aggregate of the Canadian Holder's adjusted cost base of the Warrant immediately before the exercise thereof and the amount paid to acquire the Common Share on the exercise of the Warrant. The cost to the Canadian Holder of each Common Share acquired on the exercise of a Warrant must then be averaged with the adjusted cost base of all other Common Shares then held by the Canadian Holder as capital property for purposes of subsequently computing the adjusted cost base of each Common Share of the Canadian Holder.

  Disposition of Warrants

        A Canadian Holder who disposes of or is deemed to dispose of a Warrant, including on redemption or expiry of a Warrant (but otherwise than by exercise of the Warrant), generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrant to the Canadian Holder. A Canadian Holder whose unexercised Warrant expires generally will realize a capital loss equal to the adjusted cost base to the Canadian Holder of the Warrant at the time of expiry.

  Dividends on Common Shares

        Dividends received or deemed to be received by a Canadian Holder on Common Shares will be included in computing the Canadian Holder's income for purposes of the Canadian Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to dividends received by an individual. Such dividends received by a corporation will normally be deductible in computing its taxable income.

        A corporation which is a private corporation or a subject corporation for purposes of the Canadian Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

  Disposition of Common Shares

        Upon a disposition or a deemed disposition (other than to the Company) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder. The cost to a Canadian Holder of a Common Share acquired on exercise of Warrants will be averaged with the adjusted cost base of any other of the Company's common shares owned as capital property by the Canadian Holder for purposes of determining the adjusted cost base of each such share to the Canadian Holder.

  Treatment of Capital Gains and Capital Losses

        A Canadian Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act. A capital gain realized by a Canadian Holder who is an individual may give rise to alternative minimum tax.

        The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

        If a Canadian Holder is a Canadian-controlled private corporation for purposes of the Canadian Tax Act, the Canadian Holder may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Non-Residents of Canada

        The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares acquired on the exercise of Warrants who:

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  is not a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

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  holds Common Shares and Warrants as capital property;

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  deals at arm's length and is not affiliated with the Company;

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  does not use or hold Common Shares or Warrants in carrying on a business in Canada; and

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  is not a non-resident insurer for purposes of the Canadian Tax Act.

        For purposes of this discussion such a person is referred to as a "Non-Canadian Holder".

  Exercise of Warrants

        No gain or loss will be realized by a Non-Canadian Holder on the exercise of a Warrant (except if cash is received in lieu of the issuance of fractional Common Shares).

  Dividends on Common Shares

        Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on Common Shares will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention (1980), the applicable rate of dividend withholding tax is generally reduced to 15%.

  Disposition of Common Shares or Warrants

        A Non-Canadian Holder of Common Shares or Warrants which are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of such Common Shares or Warrants. Generally, Common Shares and Warrants will not be taxable Canadian property to a Non-Canadian Holder at a particular time if:

  •
  the Common Shares are listed on a prescribed stock exchange, including the TSX and the NYSE, at that time; and

  •
  during the 60-month period immediately preceding the disposition of the Common Shares or Warrants, as the case may be, the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the Non-Canadian Holder together with such persons, did not own or have an interest in or an option in respect of 25% or more of the Company's issued shares of any class or series. For the purpose of the foregoing determination, the CRA will treat Warrants held by the Non-Canadian Holder and non-arm's length persons as having been exercised.

        If Common Shares or Warrants are taxable Canadian property to a Non-Canadian Holder, a capital gain realized on a disposition thereof by the Non-Canadian Holder will be subject to tax under the Canadian Tax Act in the manner described above under the heading "— Residents of Canada — Treatment of Capital Gains and Capital Losses", unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax considerations to a U.S. Holder (as defined below) regarding the acquisition, ownership and disposition of Common Shares received in connection with the exercise of the Warrants. This summary applies only to U.S. Holders who acquire Common Shares, hold such Common Shares as capital assets (that is, for investment purposes) and are eligible for benefits under the income tax convention between the U.S. and Canada signed on September 26, 1980, as amended, currently in force, which is referred to in this prospectus supplement as the "Treaty". This summary is based upon current U.S. federal income tax law and the Treaty, as in effect on the date of this prospectus supplement. Changes in the laws may alter the tax treatment of Common Shares, possibly with retroactive effect.

        This summary is general in nature and does not address the effects of any state, local, foreign or other tax laws. In addition, it does not address all tax considerations that may be relevant to a U.S. Holder in light of a the U.S. Holder's particular circumstances, nor does it apply to a U.S. Holder having a special status, such as:

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  a person that owns, or is treated as owning, 10% or more of the Company's voting shares;

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  a dealer in securities or currencies;

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  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

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  a bank, mutual fund, life insurance company or other financial institution;

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  a tax-exempt organization;

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  a person that holds Common Shares or Warrants as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

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  an S corporation or small business investment company;

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  a person whose functional currency for tax purposes is not the US dollar; or

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  a person liable for alternative minimum tax.

        U.S. HOLDERS SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WARRANTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

        For purposes of this discussion, a "U.S. Holder" means a beneficial owner of a Common Share or Warrant that is, for U.S. federal income tax purposes:

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  an individual citizen or resident of the United States;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

        If a partnership (or limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships (or entities treated as partnerships) holding Common Shares or Warrants should consult their tax advisors.

Exercise of Warrants

        No gain or loss will be recognized for U.S. federal income tax purposes by U.S. Holders of the Warrants upon the exercise thereof in exchange for Common Shares (except if cash is received in lieu of the issuance of fractional Common Shares). A U.S. Holder's tax basis in the Common Shares received on exercise of Warrants will equal the sum of its tax basis in the Warrants (which in the case of an initial U.S. Holder, will equal the portion of the purchase price of the Unit allocated to the Warrant plus the exercise price paid on the exercise thereof). The holding period of the Common Shares received on the exercise of the Warrants generally will not include the holding period of the Warrants.

Distributions

        Any dividends on Common Shares are expected to be declared and paid in US dollars. Subject to the discussion found under "— Passive Foreign Investment Company" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a taxable foreign source dividend to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and generally will be "passive income" for U.S. foreign tax credit purposes. Any taxable income on the Common Shares should be treated as "qualified dividend income", provided certain holding period requirements are satisfied. Qualified dividend income generally is subject to the maximum rate applicable to long-term capital gains, which currently is 15%. Any taxable dividends either not treated as "qualified dividend income" or with respect to which the U.S. Holder elects to include as investment incomes for purposes of determining the amount of deductible investment interest expense are taxable at the ordinary income rate to the U.S. Holder. A distribution on the Common Shares made by the Company in excess of the Company's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in such Common Shares and, to the extent in excess of adjusted basis, as capital gain. See "— Sale or Other Disposition of Shares". Because the Company is not a U.S. corporation, no dividends-received deduction will be allowed with respect to dividends paid by the Company.

        As described above under "Canadian Federal Income Tax Considerations — Non-Residents of Canada — Dividends on Common Shares", under the Treaty, Canada currently imposes withholding tax on distributions at a rate of 15%. U.S. Holders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Holders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of Common Shares

        Subject to the discussion found under "Passive Foreign Investment Company" below, in general, if a U.S. Holder sells or otherwise disposes of Common Shares in a taxable disposition:

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  such U.S. Holder will recognize gain or loss equal to the difference (if any) between:

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  the US dollar value of the amount realized on such sale or other taxable disposition; and

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  such U.S. Holder's adjusted tax basis in such Common Shares;

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  any gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder's holding period for the Common Shares is more than one year at the time of such sale or other taxable disposition;

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  any long-term capital gain will be taxable at the maximum applicable rate (which currently is 15%), provided the U.S. Holder does not elect to include such gain as investment income for purposes of determining the amount of deductible investment interest expense. Any gains with respect to which such election is made would be taxable at the ordinary income rate applicable to the U.S. holder;

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  any gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes;

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  additional preferential tax treatment may be available if such U.S. Holder disposes of Common Shares held for more than five years; and

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  such U.S. Holder's ability to deduct capital losses (if any) is subject to limitations.

        If a U.S. Holder is a cash basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based on the US dollar value of the foreign currency received with respect to such Common Shares, as determined on the settlement date of such sale or other taxable disposition.

        If a U.S. Holder is an accrual basis taxpayer, such U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a U.S. Holder is an accrual basis taxpayer and does not elect to be treated as a cash basis taxpayer (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose, such U.S. Holder might have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the US dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of Common Shares and the date of payment. Any such currency gain or loss generally will be treated as U.S. source ordinary income or loss and would be in addition to gain or loss, if any, that such U.S. Holder recognizes on the sale or other taxable disposition of Common Shares.

Passive Foreign Investment Company

        U.S. Holders (who are not tax-exempt) would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if the Company is or were to become a passive foreign investment company for U.S. federal income tax purposes. Although the determination of whether a corporation is a passive foreign investment company is made annually, and thus may be subject to change, the Company does not believe that it is, nor does it expect to become, a passive foreign investment company. Notwithstanding the foregoing, the Company urges U.S. Holders to consult their U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock (or an option to acquire stock) of a passive foreign investment company and of making certain elections designed to lessen those adverse consequences.

Information Reporting and Backup Withholding

        Dividends on Common Shares and payments of the proceeds from a sale or other disposition of Common Shares, paid within the U.S. or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless a holder:

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  is a corporation or other exempt recipient; or

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  provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

        Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

LEGAL MATTERS

        Certain legal matters relating to the offering of Common Shares on exercise of Warrants will be passed upon on behalf of the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Brown Rudnick Berlack Israels LLP.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the offering of the Common Shares issuable on exercise of Warrants.

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of the accompanying Prospectus, as supplemented by this prospectus supplement:

  (a)
  the Company's Annual Information Form dated May 10, 2004 consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") for the fiscal year ended December 31, 2003;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2003;

  (d)
  the Management Information Circular dated March 23, 2004, prepared in connection with the Company's annual meeting of shareholders on May 28, 2004 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and D of such circular; and

  (e)
  management's discussion and analysis of results of operations and liquidity and capital resources of the Company for the nine months ended September 30, 2004 and unaudited consolidated financial statements of the Company as at and for the nine months ended September 30, 2004.

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada, subsequent to the date of this prospectus supplement and prior to the termination of the distribution under this prospectus supplement shall be deemed to be incorporated by reference into the Prospectus.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the accompanying Prospectus for purposes of future offers and sales of Common Shares hereunder.

        Any statement contained in the Prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of this offering shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference in the Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded to constitute a part of the Prospectus for the purposes of this offering.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is an Ontario corporation with its principal place of business in Canada. All of its directors and officers and certain experts named in this prospectus supplement are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or blue sky laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; the powers of attorney; a form of indenture relating to the debt securities; and a form of Warrant indenture. If debt securities are offered under a Prospectus Supplement, a trustee's Statement of Eligibility on Form T-1 will be filed with the SEC.

THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENTS IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE FULLY DESCRIBED HEREIN.

THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE COMPANY IS INCORPORATED UNDER THE LAWS OF ONTARIO, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and permits the omission from this prospectus of that information. The legislation requires delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 15, 2004

AGNICO-EAGLE MINES LIMITED

Debt Securities
Common Shares
Warrants
US$500,000,000

Agnico-Eagle Mines Limited (the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The earnings coverage ratio of the Company for the 12 months ended December 31, 2003 is less than one-to-one. See "Earnings Coverage".

The outstanding common shares of the Company are listed on The Toronto Stock Exchange (the "TSX") under the symbol "AGE" and the New York Stock Exchange (the "NYSE") under the symbol "AEM". The Company's share purchase warrants ("Warrants") trade on the TSX under the symbol "AGE.WT.U" and the Nasdaq National Market under the symbol "AEMLW".

         Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at September 30, 2004. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

         In this prospectus, unless stated otherwise, "Agnico-Eagle", the "Company", "we", "us", and "our" refer to Agnico-Eagle Mines Limited and its consolidated subsidiary.

         The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on November 12, 2004 was US$1.00 = C$1.1919.

         To reflect the Company's substantial U.S. shareholder base and to maintain comparability with other companies in the gold sector, the Company changed its primary basis of reporting to United States generally accepted accounting principles ("US GAAP") effective January 1, 2002. For statutory reporting purposes in Canada, the Company continues to prepare and file consolidated financial statements and related management discussion and analysis under Canadian generally accepted accounting principles ("Canadian GAAP"). Unless otherwise stated herein all numbers used herein were prepared in accordance with US GAAP.

         The 2004 LaRonde Mineral Resource and Mineral Reserve Estimate dated November 15, 2004 (effective as of February 24, 2004) (the "LaRonde Report") relating to the Company's LaRonde Division prepared by Guy Gosselin, the LaRonde Division's Chief Geologist, contains information concerning drilling methods, sampling methods and approach, sample preparation, analysis and security, quality control procedures, data verification and laboratories used for analysis, which procedures, techniques and laboratories were used by the Company in connection with the scientific and technical information provided in this prospectus. Guy Gosselin is a qualified person as defined under the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") and has supervised the preparation of and verified the scientific and technical information contained in this prospectus, including the sampling, analytical and test data underlying such information. The LaRonde Report may be accessed on The Canadian Securities Administrators SEDAR website (http://www.sedar.com).

PROSPECTUS SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at September 30, 2004.

The Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, and exploration and development activities in Canada and the western United States (principally Nevada and Idaho). The Company's operating history includes almost three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over three million ounces of gold. The Company believes it is currently one of the lowest cash cost producers in the North American gold mining industry. In the first three quarters of 2004, the Company produced 202,658 ounces of gold at an average cash cost of $77 per ounce, and, in the year ended December 31, 2003, the Company produced 236,653 ounces of gold at an average cash cost of $264 per ounce, in each case net of revenues received from the sale of zinc, silver and copper by-products. The Company has traditionally sold all of its gold production at the spot price due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production over the next five years.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the El Coco Property, both of which are 100% owned and operated by the Company. The LaRonde Mine, with its single operating production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.3 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. As of December 31, 2003, the LaRonde Division had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold, a total mineral reserve and mineral resource base of 5.3 million ounces of gold and an inferred mineral resource of 2.9 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion in the Abitibi region of Quebec, where the LaRonde Mine is situated, with a view to increasing annual gold production and gold mineral reserve. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe. The regional development team continues to evaluate a development project at LaRonde to access the Company's mineral resource base located outside of the Penna Shaft infrastructure. The Company is currently conducting exploration activities on a number of properties located within near proximity to the LaRonde Mine, including: the Lapa property (the "Lapa Property") located seven miles east of the LaRonde Mine, the Goldex property (the "Goldex Property") located in Val d'Or, Quebec, the Bousquet property (the "Bousquet Property") located immediately west of the LaRonde division property and the Ellison property (the "Ellison Property") located immediately west of the Bousquet Property.

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region as at September 30, 2004 and for the three preceding fiscal years were $32.0 million, $44.1 million, $62.5 million and $37.6 million, respectively. Budgeted expenditures for mine expansion, exploration and development for 2004 are expected to be $53.9 million. These budgeted expenditures for 2004 include $35.4 million of capital expenditures at the LaRonde Mine, $10.4 million for the exploration and development of the Lapa Property, $4.7 million for the exploration and development of the Goldex Property, $1.8 million for the exploration and development of the Bousquet Property and $0.4 million for the exploration and development of the Ellison Property. The financing for these expenditures has been internally generated from cash flow from operations and from the Company's existing cash balances.

        The Company, through its Exploration Division, focuses its exploration activities primarily on the identification of new mineral reserve, resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 63 properties in central and eastern Canada and the Western United States, including properties acquired from Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") in September 2004. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

        The Company's only significant associate is Contact Diamond, a public company listed on the TSX under the symbol "CO". The Company has an approximate 44.2% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. The Company also has a 13.8% interest in Riddarhyttan Resources AB ("Riddarhyttan"), a public company with shares listed on the Stockholm Stock Exchange under the symbol "RHYT". Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe.

Recent Developments

Acquisition of Interest in a Swedish Exploration Company

        In May 2004, the Company acquired 12.7 million common shares in Riddarhyttan from its then largest shareholder, Swedish private company, Dunross & Co. AB, bringing its total ownership interest in Riddarhyttan to 13.8%. Together with an additional 800,000 shares of Riddarhyttan purchased by the Company in the second quarter of the year and transaction costs, total cash consideration of $11.8 million was paid by the Company. The Company's ownership in Riddarhyttan currently represents 13.8% of the outstanding shares. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's board of directors.

        Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Its shares are listed on the Stockholm Stock Exchange under the symbol "RHYT". Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec.

        Riddarhyttan has reported an indicated mineral resource at Suurikuusikko, made up of several zones that occur over a 2.5 mile structure, of 1.29 million ounces of gold, consisting of 7.2 million tons grading 0.18 ounces of gold per ton and an additional 0.72 million ounces of inferred gold resource, consisting of 5.5 million tons grading 0.13 ounces of gold per ton.

        The mineral resource estimate for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 (JORC Code). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of approximately 0.064 ounces of gold per ton. Mineral resources estimates prepared under reporting codes other than NI 43-101 should not be relied upon as they may not conform to NI 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under NI 43-101. To the best of Agnico's knowledge, the Riddarhyttan estimate is relevant and reliable.

Purchase of Precious Metal Properties from Contact Diamond

        On September 30, 2004, the Company purchased all of Contact Diamond's interests in ten gold and other precious metals exploration properties in Canada and the United States for cash consideration of C$2.985 million.

Ontario Securities Commission Investigations

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. The Company is currently in discussions with Ontario Securities Commission staff concerning this matter and the timing of the Company's disclosure of a production shortfall prior to its earnings announcement in the third quarter of 2003.

        In addition, on November 4, 2004, the Company was advised that Ontario Securities Commission staff are investigating an officer of the Company for potential insider trading violations. On November 5, 2004, the Company suspended the officer with pay pending the outcome of an internal investigation into the allegations. On November 8, 2004 the Board of Directors met and appointed an independent director to conduct, with the assistance of the Company's external counsel, an investigation into the matter and to report back to the Board. The Board of Directors met again on November 15, 2004 and decided to continue the investigation. The Company intends to assist the Ontario Securities Commission in its investigation.

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in such documents, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

RISK FACTORS

        An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus, in the documents incorporated by reference herein and in the applicable Prospectus Supplement and, in particular, should evaluate the following risk factors. However, the risks described below are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

Recent Losses

        Although the Company reported net earnings for the nine months ended September 30, 2004 and in 2002, it incurred net losses in 2003 and in each of the five years prior to 2002. The Company's profitability depends on the price of gold, gold production, cash operating costs, the prices and production levels of by-product zinc, silver and copper, currency exchange rates and other factors discussed in this section of the prospectus. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will sustain profitability in the future.

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division would have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, gold production of the LaRonde Mine is expected to begin to decline commencing in 2006. Unless the Company can successfully bring into production the Lapa Property, the Goldex Property or its other exploration properties, or otherwise acquire gold producing assets prior to 2006, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's general policy is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of hedging strategies where appropriate to ensure an adequate return to shareholders on new projects. In addition, in accordance with the Company's revolving bank credit facility, the Company has purchased put options to ensure projected revenue from sales of gold are sufficient to reasonably ensure that the Company will be in compliance with the financial and other covenants of the facility. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's production costs and remains at such a level for any sustained period, the Company will experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's by-products (zinc, silver and copper) affect the Company's ability to meet its targets for cost per ounce of gold produced. By-product prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally implements hedging strategies to mitigate the effects of fluctuating by-product metal prices.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2004 (to November 12)	2003	2002	2001	2000	1999
High price ($ per ounce)	437	417	350	293	313	326
Low price ($ per ounce)	374	323	278	256	264	253
Average price received ($ per ounce)	404	368	312	273	278	274

        On November 12, 2004, the London P.M. Fix was $436.90 per ounce of gold.

        Based on 2004 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2003 market average prices are as follows:

Income per share
Gold	$0.08
Zinc	0.03
Silver	0.02
Copper	0.01

        Sensitivities of the Company's after-tax earnings and cash flows to changes in metal prices will increase with increased production.

Uncertainty of Production Estimates

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        For example, in 2003 a rock fall that occurred in two production stopes led to an estimated initial 20% reduction in the Company's 2003 gold production from 375,000 ounces to 300,000 ounces. In addition, production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further estimated reduction in the production by 21%, resulting in total annual production of 236,653 ounces of gold for 2003.

Cost of Exploration and Development Programs

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Total Cash Costs of Gold Production at the LaRonde Mine

        The Company's total cash operating costs to produce an ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production; the US dollar/Canadian dollar exchange rate; and the gold price. All of these factors are beyond the Company's control.

        Total cash operating cost data is not a recognized measure under Canadian GAAP or US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with Canadian GAAP or US GAAP.

Risks of Acquisitions

        The Company is evaluating opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is not currently permitted under the terms of its bank credit facility to raise additional debt financing without the consent of a majority of the lenders. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Restrictions in the Bank Credit Facility

        The Company's $125 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of the common shares of the Company, make investments or loans, transfer the Company's assets and make expenditures relating to the LaRonde Mine or the El Coco Property, except as set forth in a mine development plan delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and satisfy financial condition tests related to the expansion of the LaRonde Mine. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts outstanding, if an event of default under the bank credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine and the El Coco Property. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

Competition and Scarcity of Mineral Lands

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for proven and probable mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $325 per ounce gold price. While gold prices have generally been above $325 per ounce since the second half of 2002, for the previous four years the market price of gold was, on average, below $325 per ounce. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

        The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In this case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Laws and Regulations

        The Company's mining operations and exploration activities are subject to extensive Canadian federal and provincial, United States federal and state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with these laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec in 1996, the estimated reclamation costs as at December 31, 2003 for the LaRonde Division and Bousquet property are approximately $17 million and $6 million, respectively. These reclamation plans are subject to approval by the Minister of Natural Resources and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2003, the Company had a total reclamation provision of $11.7 million, with $5.8 million allocated for the LaRonde Division and $5.9 million allocated for Bousquet.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1999 to September 30, 2004, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.2648. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2004 after-tax operating results, a 10% increase in the Canadian dollar relative to the U.S. dollar would reduce net income by approximately $0.06 per share. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. The Company's convertible debentures due 2012 are at a fixed rate of interest; however, both its bank debt and cash balances are subject to variable interest rates.

Security Price Volatility

        The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of Securities convertible into or exchangeable for common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the common shares and Securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

  •
  current events affecting the economic situation in Canada and the United States;

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  trends in the mining industry and the markets in which the Company operates;

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  changes in the market price of the commodities the Company sells;

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  changes in financial estimates and recommendations by securities analysts;

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  acquisitions and financings;

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  quarterly variations in operating results;

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  the operating and share price performance of other companies that investors may deem comparable; and

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  purchases or sales of blocks of the common shares or Securities convertible into or exchangeable for common shares.

        Wide price swings are currently common in the stock market. This volatility may adversely affect the prices of the common shares and the Securities convertible into or exchangeable for common shares regardless of the Company's operating performance.

Earnings Coverage Deficiency

        The Company's earnings before interest and income taxes for the 12-month period ended December 31, 2003 were insufficient to cover the Company's pro forma interest requirements for such period by $18.1 million. See "Earnings Coverage".

Potential Unenforceability of Civil Liabilities and Judgments

        The Company is incorporated under the laws of the Province of Ontario, Canada. All but one of the Company's directors and officers and certain of the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. It may also be difficult for shareholders to enforce a judgment of a United States court in Canada or to succeed in a lawsuit in Canada based only on United States securities laws.

THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, and exploration and development activities in Canada and the western United States (principally Nevada and Idaho). The Company's operating history includes almost three decades of continuous gold production, primarily from underground operations. Since its formation in 1972, the Company has produced over three million ounces of gold. The Company believes it is currently one of the lowest cash cost producers in the North American gold mining industry. In the first three quarters of 2004, the Company produced 202,658 ounces of gold at an average cash cost of $77 per ounce, and, in the year ended December 31, 2003, the Company produced 236,653 ounces of gold at an average cash cost of $264 per ounce, in each case net of revenues received from the sale of zinc, silver and copper by-products. The Company has traditionally sold all of its gold production at the spot price due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production over the next five years.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the El Coco Property, both of which are 100% owned and operated by the Company. The LaRonde Mine, with the Penna Shaft, currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.3 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. As at December 31, 2003, the LaRonde Division had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold, a total mineral reserve and indicated mineral resource base of approximately 5.3 million ounces of gold and an inferred mineral resource of 2.9 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion in the Abitibi region of Quebec the LaRonde Mine is situated with a view to increasing annual gold production and gold mineral reserve. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses the Americas and Europe. The Company is currently conducting exploration activities on a number of properties located within near proximity to the LaRonde Mine, including: the Lapa property located seven miles east of the LaRonde Mine, which contains the Contact Zone deposit made up of the Tonawanda property, consisting of 42 mining claims totalling approximately 1,912 acres, and the Zulapa property, consisting of one mining concession totalling approximately 231 acres; the Goldex property located in Val d'Or, Quebec, which is an exploration property held under 22 claims totalling approximately 661.7 acres; the Bousquet property located immediately west of the LaRonde division property, which consists of two mining leases (180.6 acres) and 31 claims (951.0 acres); and the Ellison property located immediately west of the Bousquet Property, which consists of eight claims (249.8 acres).

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region as at September 30, 2004 and the three preceding fiscal years were $32.0 million, $44.1 million, $62.5 million and $37.6 million, respectively. Budgeted expenditures for mine expansion, exploration and development for 2004 are expected to be $53.9 million. These budgeted expenditures for 2004 include $35.4 million of capital expenditures at the LaRonde Mine, $10.4 million for the exploration and development of the Lapa Property, $4.7 million for the exploration and development of the Goldex Property, $1.8 million for the exploration and development of the Bousquet Property and $0.4 million for the exploration and development of the Ellison Property. These expenditures were financed from internally generated cash flow from operations and from the Company's existing cash balances.

        The Company, through its Exploration Division, focuses its exploration activities primarily on the identification of new mineral reserve, resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 63 properties in central and eastern Canada and the Western United States, including properties acquired from Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) in September 2004. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

        In the second quarter of 2004, the Company acquired an ownership interest in Riddarhyttan Resources AB, representing 13.8% of its outstanding shares. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's board of directors. Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to Agnico-Eagle's land package in the Abitibi region of Quebec.

        The Company's only significant associate is Contact Diamond Corporation (formerly Sudbury Contact Mines Limited), a public company listed on the TSX under the symbol "CO". The Company has an approximate 44.2% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. Contact Diamond is a corporation incorporated under the laws of the Province of Ontario.

        The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this prospectus.

Key Operating Strengths

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        Focused Business Strategy.    The Company and its predecessors have over 35 years of experience and expertise in metals mining, including nearly three decades of continuous gold production. The Company's operations are located in areas that are supportive of the mining industry. These operations are concentrated in areas among North America's principal gold-producing regions.

        Low-Cost, Efficient Producer.    The Company believes that it is one of the lowest total cash operating cost producers in the North American gold mining industry. Although total cash operating cost per ounce of gold of were $269 for 2003, which increased in part because of the rescheduling of stope mining sequencing required as a result of the rock fall that occurred during the first quarter of 2003, for the nine months ended September 30, 2004, the Company achieved total cash operating cost per ounce of gold of $77 due principally to higher gold production, higher net byproduct revenue resulting from increased production and higher byproduct metal prices and the elimination of the production royalty on an area of the mine that is mined out. The Company has achieved significant improvements in these measures through the strength of its by-product revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

        Sound Operating Base.    The Company's existing operations at the LaRonde Division provide a sound economic base for additional reserve and production development at the property. The experience gained through building and operating the LaRonde Mine, along with the LaRonde Mine's extensive infrastructure, are expected to support the development of new projects in the region including the Lapa Property, the Goldex Property and LaRonde II.

        Strong Management Team.    The Company's senior management team has an average of 16 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base on which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division and particularly in respect of deep mining is expected to benefit the Company's current expansion program in the region.

Growth Strategy

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of new projects in the Abitibi region of Québec, including LaRonde II, the Lapa Property, the Goldex Property and the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve. The Company is evaluating these properties as potential growth opportunities in the Abitibi region. Expenditures for 2004 in respect of sustaining and project capital expenditures at the LaRonde Mine together with regional projects and other exploration and development projects are expected to be $53.9 million, of which $44.1 million has been spent as at September 30, 2004. These budgeted expenditures for 2004 include $35.4 million of capital expenditures at the LaRonde Mine, $10.4 million for the exploration and development of the Lapa Property, $4.7 million for the exploration and development of the Goldex Property, $1.8 million for the exploration and development of the Bousquet Property and $0.4 million for the exploration and development of the Ellison Property. The regional development team continues to evaluate the LaRonde II development project. The Company plans to continue to invest in sustaining and project capital expenditures at the LaRonde Mine together with regional projects and other exploration and development projects.

        Growth Through Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties and, more recently, has evolved to include consideration of properties outside of Canada and the United States, as demonstrated by the Company's recent investment in Riddarhyttan. The Company is currently considering opportunities to acquire development and producing properties in both North and South America.

        Expand Gold Reserves.    The Company is conducting an aggressive drilling program at the LaRonde Division to increase its mineral reserve base and transfer mineral resource to the mineral reserve category. In 2003, although LaRonde's proven and probable reserves were essentially unchanged on a tonnage basis, on the basis of contained gold ounces the Company added approximately 1.0 million ounces of gold to proven and probable mineral reserve, including replacement of 252,000 ounces of gold mined (before mill recoveries and smelter changes). As a result, the LaRonde Division's current proven and probable mineral reserve and indicated mineral resource base is estimated to contain approximately 5.3 million ounces of gold, 70.8 million ounces of silver, 2.3 billion pounds of zinc and 291 million pounds of copper, of which proven and probable mineral reserves are 5.0 million ounces of gold, 68.2 million ounces of silver, 2.2 billion pounds of zinc and almost 271.0 million pounds of copper. There is an additional 13.3 million tons of inferred mineral resource containing almost 2.9 million ounces of gold that will be the focus of the resource to reserve conversion program in 2005.

        Expand Geographic Base.    The Company's assets are primarily located in the province of Quebec. The Company's strategy is to seek to expand the geographic base of its properties through acquisition of additional properties or mining businesses within and outside Canada. The Company continuously considers such acquisition opportunities.

        Leverage Mining Expertise.    The Company believes it can benefit not only from the existing infrastructure at its mines, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its operating and mine development expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Division to each of its existing and future properties.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds.

CAPITALIZATION

        On August 19, 2004, the Company issued 1,000,000 flow-through common shares for total proceeds of $17.5 million. As at the date of this prospectus, there have been no other material changes in the share and loan capital structure of the Company since December 31, 2003.

DESCRIPTION OF EXISTING INDEBTEDNESS

Bank Credit Facility

        The Company has entered into a credit agreement dated November 13, 2001, as amended on January 31, 2002 (the "Credit Agreement"), with a group of financial institutions providing for a revolving bank credit facility of up to $125 million. The following summary describes certain provisions of the Company's bank credit facility, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the bank credit facility. Terms not defined in this summary have the meanings given to them in the Credit Agreement.

        The bank credit facility provides the Company with a revolving credit facility of up to $125 million, subject to the reductions described below. The facility consists of two tranches, Tranche 1 which provides for loans of up to $100 million and Tranche 2 which provides for loans of up to $25 million. Tranche 2 became available after certain completion tests in connection with the LaRonde Mine expansion were satisfied in September 2004. The facility matures on December 31, 2008, unless terminated before that date: (i) voluntarily by the Company; (ii) by law; or (iii) by the Majority Lenders following an event of default.

        The bank credit facility is available on a revolving basis until December 30, 2004, after which no further advances will be made by the lenders. Commencing on the last business day of December 2004 and until the last business day of December 2008, the maximum amount available under the facility will be reduced on each of the following reduction dates by an amount equal to the product of the percentage reduction specified below times the amount drawn on the facility as at December 30, 2004. Commencing on the last business day of December 2004 until maturity, the Company is required to repay on each of the following reduction dates an amount equal to the product of the percentage reduction specified below times the amount drawn on the facility as at December 30, 2004.

Reduction Date	Percentage Reduction
Last business day of December 2004	25.00%
Last business day of June 2005	16.25%
Last business day of December 2005	16.25%
Last business day of June 2006	10.00%
Last business day of December 2006	10.00%
Last business day of June 2007	6.25%
Last business day of December 2007	6.25%
Last business day of June 2008	5.00%
Last business day of December 2008	The then outstanding balance of the principal amount of the loans

        Base Rate Advances and Prime Rate Advances under the revolving bank credit facility bear interest at a rate per annum equal to the Base Rate or the Prime Rate, as the case may be, plus the following margin, as applicable: (i) prior to Project Completion, which occurred in September 2004, 1.25% per annum, and (ii) after Project Completion, (A) 1.25% per annum if the Historic Debt Service Coverage Ratio for the immediately preceding four fiscal quarters of the Company was less than or equal to 1.5 to 1, (B) 1.125% per annum if such ratio for such period was greater than 1.5 to 1 and less than or equal to 2.0 to 1 and (C) 1.0% per annum if such ratio for such period was greater than 2.0 to 1. LIBOR Advances made under the revolving bank credit facility bear interest at a rate per annum equal to the LIBOR plus the margin applicable to Base Rate Advances plus an additional 1.0% per annum. The lenders under the bank credit facility are each paid a commitment fee at a rate of 0.75% (unless the Company incurs certain indebtedness of $40 million or more in which case such rate increases to 1.0%) per annum on their undrawn portion of the facility until December 30, 2004. In connection with advances under the bank credit facility, the Company is required, among other things, to satisfy minimum projected debt service coverage ratios over the life of the facility.

        In accordance with the Credit Agreement, the Company has entered into hedge agreements to ensure that projected revenues from sales of metals are sufficient to reasonably ensure that the Company will be in compliance with financial and other covenants of the Credit Agreement.

        To secure the payment and performance of the Company's indebtedness, liabilities and obligations under the bank credit facility documents, including any hedge agreements, the Company has granted a security interest in and has hypothecated substantially all property relating to the LaRonde Mine and the El Coco Property to the administrative agent on behalf of itself, the lenders under the Credit Agreement and the counterparties to any hedge agreements. The Company has also assigned and granted a security interest in certain material contracts, including hedge agreements, to the administrative agent on behalf of the same parties. Further, the Company has designated the administrative agent on behalf of the same parties as the named insured and loss payee under certain insurance policies and granted a security interest in such policies.

        The Credit Agreement contains covenants that restrict, among other things:

  •
  the Company's ability and the ability of the Company's subsidiaries to incur additional indebtedness other than, among other things, subject to certain conditions, indebtedness incurred to refinance the $143.75 million aggregate principal amount of 4.50% convertible debentures due 2012 (the "Convertible Debentures") on or prior to their maturity;

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  the Company's ability to pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's capital stock or make payments in cash of principal on the Convertible Debentures prior to their maturity, subject to certain exceptions;

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  the Company's ability to make asset sales or other dispositions;

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  the Company's ability to pledge existing or future assets, subject to permitted exceptions;

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  the Company's ability to enter into transactions with affiliates;

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  the Company's ability to make any loans to or investments in any other person or to acquire assets from any other person for cash consideration;

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  the Company's ability to amalgamate or otherwise transfer its assets; and

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  the Company's ability to make expenditures relating to the LaRonde Mine and the El Coco Property except as set forth in the Development Plan delivered pursuant to the credit facility and the ability of the Company's subsidiaries to make expenditures in excess of $5 million in any fiscal year in excess of those set forth in the mine development plan.

        The Credit Agreement also requires the Company to maintain certain financial ratios as well as tangible net worth and provides for various events of default, including, among other things:

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  a failure to pay principal when due and payable or interest or other amounts payable within three business days of such amounts becoming due and payable;

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  a breach by the Company of any term, covenant or other agreement that is not cured within 15 business days after written notice of the breach has been given to the Company;

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  a default in any payment of principal or interest or in the observance or performance of any other agreement or condition of the Company's other indebtedness or the Company's material subsidiaries in excess of $10 million, or the occurrence or existence of any other event or condition resulting in an acceleration of such indebtedness;

  •
  a failure by the Company to observe or perform any covenant or agreement in the Convertible Debentures or the related trust indenture resulting in the acceleration of the maturity of such notes;

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  a change in control of the Company; and

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  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution of the Company, or any of the Company's material subsidiaries.

        The Company is entitled to permanently prepay borrowings under the bank credit facility without penalty at any time on 45 days' notice.

        The bank credit facility will expire on December 31, 2004 unless the Company draws down amounts before such time. The Company and the syndicate are in negotiations to amend the bank credit facility to extend its term for three years to the end of 2007.

Convertible Debentures

        On February 15, 2002, the Company issued $143.75 million aggregate principal amount of Convertible Debentures for net proceeds of approximately $138.5 million. The Convertible Debentures were issued pursuant to an indenture (the "Indenture") dated as of February 15, 2002 between the Company and Computershare Trust Company of Canada, as trustee. The following summary describes certain provisions of the Convertible Debentures and the Indenture, although the following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Convertible Debentures and the Indenture. Terms not defined in this summary have the meanings given to them in the Indenture.

        The Convertible Debentures are subordinated unsecured general obligations and rank junior in right of payment to all present and future senior indebtedness of the Company.

        The Convertible Debentures are convertible into common shares at a conversion rate of 71.429 common shares per $1,000 principal amount of Convertible Debentures, subject to adjustment. If all of the holders of Convertible Debentures were to exercise their respective conversion rights, the Company would be required to issue approximately 10.2 million additional common shares.

        The Convertible Debentures bear interest at a rate of 4.50% per annum on the principal amount, payable semi-annually on February 15 and August 15 of each year. The Convertible Debentures mature on February 15, 2012. The Convertible Debentures are redeemable by the Company, in whole or in part, at any time on or after February 15, 2006.

        For as long as the common shares are listed on a National Securities Exchange in the United States, the Company may, at its option and subject to receiving all applicable regulatory approvals, unless an event of default has occurred and is continuing, elect to satisfy all or a portion of its obligations to pay the outstanding principal amount of the Convertible Debentures and accrued but unpaid interest on redemption or maturity for any reason, by issuing and delivering to the holder, for each $1,000 principal amount of Convertible Debentures, that number of fully-paid and non-assessable and freely-tradable common shares obtained by dividing such principal amount by 95% of the Current Market Price of the common shares on the date of redemption or maturity, as applicable.

        Subject to receiving all applicable regulatory approvals, the Company shall have the right to elect, unless an event of default has occurred and is continuing, from time to time, to issue and deliver common shares to the trustee under the Indenture to raise funds in order to satisfy its obligation to pay interest on the Convertible Debentures.

        If the Company experiences a change of control prior to maturity of the Convertible Debentures, the Company is required, within 15 business days after the occurrence of the change of control, to make an offer to all holders to purchase all outstanding Convertible Debentures properly tendered pursuant to the offer and, on the date that is 35 business days after notice of the occurrence of the change of control, to accept for purchase all Convertible Debentures properly tendered pursuant to the offer for a cash price in United States dollars equal to 101% of the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon to but excluding the date of notice of the occurrence of the change of control.

        The Indenture contains covenants that restrict the Company's ability to merge, amalgamate or consolidate with or into any other person or sell, convey or otherwise dispose of all or substantially all of the Company's assets to any other person.

        The Indenture provides for various events of default, including, among other things:

  •
  a default in payment of current interest for 30 days;

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  a default in payment of principal, redemption price or change in control purchase price;

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  a failure to deliver common shares (or cash in lieu of fractional shares) on conversion of a Convertible Debenture and continuance of such default for 10 days;

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  a breach of any agreement in the Convertible Debentures or the Indenture that is not cured within 60 days after receipt of notice of the breach;

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  a default resulting in an acceleration of the Company's other indebtedness or indebtedness of the Company's subsidiaries in excess of $15 million;

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  failure to make an offer to purchase all outstanding Convertible Debentures as described above following a change in control of the Company; and

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  various events relating to the bankruptcy or insolvency of the Company or any of the Company's subsidiaries.

EARNINGS COVERAGE

        In accordance with the requirements of the Canadian Securities Authorities, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2004 and December 31, 2003 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not currently known. The information presented herein for the 12-month period ended September 30, 2004 is based on unaudited financial information.

	12 Months Ended September 30, 2004	12 Months Ended December 31, 2003
Pro forma interest requirements(1)	8,257	9,180
Earnings before interest expense and taxes(1)	42,923	(8,933)
Earnings coverage	5.20 times	—

Note:

(1)
In thousands of US dollars.

        On this basis, the Company's adjusted US GAAP earnings before interest and income tax for the 12-month period ended December 31, 2003 were insufficient to cover the Company's pro forma interest requirements for such periods by $18.1 million, respectively. However, the Company's earnings before interest and income taxes for the 12-month period ended September 30, 2004 exceeded the Company's pro forma interest requirements for such period by $34.7 million.

        If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Common Shares

        The authorized capital of the Company consists of an unlimited number of common shares, of which 85,935,381 were issued and outstanding as of November 12, 2004. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights.

Warrants

        On November 14, 2002, the Company issued 6.9 million Warrants. Each whole Warrant entitles the holder to purchase one common share for a price of US$19.00 at any time on or prior to November 14, 2007 after which time the Warrants will expire and be of no value. The exercise price for the Warrants is payable in US dollars; however, holders of Warrants may elect to pay the exercise price in Canadian dollars based on then current exchange rates. No fractional common shares will be issuable on the exercise of the Warrants. To the extent that the holder of a Warrant would otherwise be entitled to purchase a fraction of a common share, the holder will receive a cash payment in lieu thereof based on the then current market price of the common shares.

        The warrant indenture (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee, provides that the exercise price and/or the number and kind of securities or property issuable on the exercise of Warrants are subject to adjustment in certain events.

        Holders of Warrants do not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants have no pre-emptive rights to acquire securities of the Company. If all of the Warrants were exercised, the Company would be required to issue 6.9 million common shares.

        The foregoing summary describes certain provisions of the Warrants and the Warrant Indenture, although the foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Warrants and the Warrant Indenture.

Convertible Debentures

        On February 15, 2002, the Company issued $143.75 million principal amount of Convertible Debentures for net proceeds of approximately $138.5 million. See "Description of Existing Indebtedness". Based on the initial conversion rate, if all of the holders of the Convertible Debentures were to exercise their respective conversion rights, the Company would be required to issue approximately 10.2 million common shares.

Shareholder Rights Plan

        On April 22, 1999, the Board of Directors of the Company adopted a shareholder rights plan (the "Plan") to replace the original shareholder rights plan dated May 10, 1989, to take effect at the close of business on May 10, 1999 (the "Record Date"), subject to shareholder approval, confirmation and ratification, which was received on June 25, 1999. The Company's shareholders reconfirmed the Plan on June 21, 2002. The rights issued under the Plan will expire (the "Expiration Time") at the close of the Company's annual meeting in 2009, unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2005.

        Pursuant to the Plan, the Board declared a distribution of one right (a "Right") for each outstanding common share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each common share (including the common shares offered hereby) issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The

Rights will separate from the common shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the earlier of the first public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Plan, or when a Permitted Bid (described below) or competing Permitted Bid ceases to qualify as such.

        In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 75 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

DIVIDEND POLICY

        The Company continued its policy of annual dividends with the declaration of a $0.03 per share dividend in 2003, unchanged from 2002 and $0.01 higher than in 2001. This represents 24 years of uninterrupted cash dividend payments by the Company. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Company's Board of Directors and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants which restrict the Company's ability to pay or declare dividends.

DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for the debt securities. The following summary describes certain provisions of the indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the indenture. A copy of the form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part and has been filed with the Canadian Securities Authorities. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

        References to the "Company" in this description of debt securities mean Agnico-Eagle Mines Limited but not any of its subsidiaries.

        The indenture does not limit the amount of debt securities the Company can issue under the indenture and does not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

        The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of the debt securities and may include any of the following:

  •
  the designation of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  whether the payment of the debt securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether the Company will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether the Company may redeem the debt securities at its option;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency in which the Company will make payments on the debt securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms of the debt securities.

        Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

        The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

        The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Payment and Transfer

        Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any instalment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

        Holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

        The indenture generally permits the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the debt securities and under the indenture and the Company or such successor person will not be in default under the indenture immediately after the transaction.

        If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

        When the Company uses the term "event of default" in the indenture, it means, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of debt securities.

        The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        A default under one series of debt securities will not necessarily be a default under another series.

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the entire principal of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

        If an event of default relates to events involving the Company's or a subsidiary's bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

        The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

        When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the indenture. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

        The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder of debt securities;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no debt securities outstanding under the indenture;

  •
  provide for uncertificated debt securities in addition to certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants or the Company's obligations under the indenture for the protection of holders of debt securities;

  •
  surrender any right, power or option conferred by the indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

        The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

        The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under one or more indentures that the Company will enter into with a warrant trustee or trustees that will be named in the Prospectus Supplement.

        The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms of the warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

        The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

        The Company may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and US securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

        In connection with any offering of Securities, the underwriters may offer, allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

        Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Brown, Rudnick, Berlack Israels LLP, Boston Massachusetts.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario M5K 1J7. The audited consolidated financial statements of the Company as at December 31, 2003 and 2002 and for each of the three-year periods ended December 31, 2003 have been audited by Ernst Young LLP and are incorporated by reference herein in reliance on the authority of said firm as experts in auditing and accounting.

        The registrar and transfer agent for the Company's common shares, Convertible Debentures and Warrants is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  the Company's Annual Information Form dated May 10, 2004 consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") for the fiscal year ended December 31, 2003;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2003;

  (d)
  the Management Information Circular dated March 23, 2004, prepared in connection with the Company's annual and special meeting of shareholders on May 28, 2004 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and D of such circular); and

  (e)
  unaudited consolidated financial statements of the Company as at and for the nine months ended September 30, 2004 and the related management's discussion and analysis of results of operations of the Company for the nine months ended September 30, 2004.

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada, subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference in this prospectus.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone (416) 947-1212). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Agnico-Eagle Mines Limited at the above-mentioned address and telephone number.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10, together with all amendments and supplements thereto, under the United States Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is an Ontario corporation with its principal place of business in Canada. All but one of its directors and officers and certain experts named in this prospectus are residents of Canada and all or a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or blue sky laws.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, applicable securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Guy Gosselin; the powers of attorney; form of indenture relating to the debt securities; form of Warrant Indenture; and earnings coverage ratios. If debt securities are offered under a Prospectus Supplement, a trustee's Statement of Eligibility on Form T-1 will be filed with the SEC.

CERTIFICATE OF THE COMPANY

Dated: November 15, 2004

        This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) SEAN BOYD President and Chief Executive Officer	(Signed) DAVID GAROFALO Vice-President, Finance and Chief Financial Officer
On behalf of the Board of Directors
(Signed) JAMES D. NASSO Director	(Signed) ERNEST SHERIFF Director

C-1

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PROSPECTUS SUPPLEMENT

Prospectus Supplement
Prospectus
PLAN OF DISTRIBUTION
USE OF PROCEEDS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
DOCUMENTS INCORPORATED BY REFERENCE
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

PROSPECTUS SUMMARY
The Company
Recent Developments
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF EXISTING INDEBTEDNESS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
PURCHASERS' STATUTORY RIGHTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CERTIFICATE OF THE COMPANY